Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Silvercorp Metals Inc. (the “Company” or “Silvercorp”)
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

May 16, 2020

Item 3.	News Release

A joint news release announcing the material change referred to in this report was disseminated by the Company and Guyana Goldfields Inc. (“Guyana”) on May 17, 2020 through CNW and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

On April 26, 2020, Silvercorp and Guyana entered into an agreement (the “Arrangement Agreement”) pursuant to which Silvercorp agreed to acquire all of the issued and outstanding shares of Guyana (each, a “Guyana Share”) not already owned by Silvercorp by way of a court-approved plan of arrangement pursuant to the Canada Business Corporations Act (the “Arrangement”).

On May 16, 2020, Silvercorp and Guyana entered into an amending agreement (the “Amending Agreement”) to amend certain terms of the Arrangement Agreement. Pursuant to the terms of the Amending Agreement, the consideration payable to each holder of Guyana Shares (a “Shareholder”) (other than Silvercorp) has been increased to C$1.30 per Guyana Share comprised of C$0.25 in cash and 0.1849 of a common share of Silvercorp (a “Silvercorp Share”) (valued at C$1.05 based on the volume weighted average price (“VWAP”) for Silvercorp Shares for the five trading days ended May 14, 2020). In addition, the termination fee has been increased to C$9 million, which is payable by Guyana to Silvercorp if the Arrangement Agreement is terminated in certain circumstances.

Item 5.	Full Description of Material Change

On May 16, 2020, Silvercorp and Guyana entered into the Amending Agreement to amend certain terms of the Arrangement Agreement.

Pursuant to the terms of the original Arrangement Agreement, the consideration payable to each Shareholder was C$0.60 per Guyana Share, comprised of C$0.60 in cash or 0.1195 of a Silvercorp Share (valued at C$0.60 based on the VWAP for Silvercorp Shares for the twenty trading days ended April 24, 2020), subject to pro-ration and maximum cash consideration of C33.2 million. Pursuant to the terms of the Amending Agreement, the consideration payable to each

Shareholder (other than Silvercorp) has been increased to C$1.30 per Guyana Share, comprised of C$0.25 in cash and 0.1849 of a Silvercorp Share per Guyana Share (valued at C$1.05 based on the VWAP for Silvercorp Shares for the five trading days ended May 14, 2020).

Excluding Guyana Shares held by Silvercorp, the cash consideration of C$0.25 implies a total cash component of C$39.5 million, and the share consideration of C$1.05 implies a total share component of 29.2 million shares. Based on the foregoing, existing Shareholders (other than Silvercorp) will own 14.4% of Silvercorp’s pro forma basic shares outstanding following the Arrangement.

Commensurate with the increase in consideration, which values Guyana at approximately C$227 million, the Amending Agreement provides for an increase in the termination fee to C$9 million, which is payable by Guyana to Silvercorp if the Arrangement Agreement is terminated in certain circumstances.

The foregoing is a summary of the material terms of the Amending Agreement and is subject to, and qualified in its entirety by, the full text of the Amending Agreement, which is available under Silvercorp’s profile on SEDAR.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Lon Shaver

Vice President
Phone: (604) 669-9397
investor@silvercorp.ca
www.silvercorp.ca

Item 9.	Date of Report

May 22, 2020